NEWS RELEASE 09-27	AUGUST 20, 2009

FRONTEER PROVIDES GLOBAL UPDATE ON ITS DEVELOPMENT-STAGE GOLD PROJECTS

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) announces today an update on recent advancements and near-term milestones at its development-stage gold projects comprising the company’s future production platform in Nevada, as well as Aurora Energy Resources Inc.’s Michelin uranium project in Labrador, Canada.

(A conference call will be held for investors and analysts on Monday, August 24, 10:30-11:15 a.m. EST to provide further details on Fronteer’s ongoing exploration/development program. Information on accessing this call is provided further below.)

Fronteer has a pipeline of three development-stage gold projects advancing toward feasibility in Nevada: Long Canyon, Sandman and Northumberland. Continued resource expansion and definition, as well as ongoing development work, is anticipated to lead to a Preliminary Economic Assessment at Long Canyon before year-end. At Sandman, Newmont Mining Corporation is advancing the project with the option of making a positive production decision, supported by a feasibility study, by June 2011. At Northumberland, construction of an underground decline for resource definition and metallurgical samples is scheduled to be completed by year-end 2010 with a Preliminary Economic Assessment planned to follow in 2011.

In addition, Aurora, a wholly owned subsidiary of Fronteer, is scheduled to complete a Preliminary Economic Assessment on the Michelin uranium project in Labrador, Canada, by year-end.

“We are strongly positioned to deliver value-generating growth for shareholders in both the near- and long-term as we work toward achieving our ultimate end-goal of owning production,” says Troy Fierro, Fronteer’s Chief Operating Officer. “We have both the financial and human resources and ability to advance the projects in our pipeline from exploration towards feasibility.”

DEVELOPMENT HIGHLIGHTS

Long Canyon

  Preliminary Economic Assessment scheduled to be completed by year-end
  Updated resource estimate scheduled to be completed in 2010

Open-pit mine designs and schedules have now been completed by Mine Development Associates (“MDA”) of Reno, Nevada, for Fronteer’s majority owned (51%) and operated Long Canyon project. The design study used the project’s initial NI 43-101 resource estimate completed by MDA in March 2009. Cash flow models based on estimated capital and operating costs for the project are now being finalized for this near-surface, 100% oxide gold deposit. The data is expected to be included in a NI 43-101 compliant Preliminary Economic Assessment Study planned to be completed by year-end.

Other development highlights at Long Canyon include:

  Metallurgical samples obtained from 15 core holes on two mineralized cross sections have now been composited and submitted to McClelland Laboratories Inc. in Sparks, Nevada. Three

  additional core holes, on a third cross section, are awaiting final assays before compositing and submittal to McClelland. Metallurgical tests will provide a more detailed understanding of gold recoveries than what was previously provided by column-leach testing of bulk samples taken exclusively from road cuts (See June 11, 2009 press release). The metallurgical program is designed and supervised by Gary Simmons of GL Simmons Consulting LLC. Metallurgical findings are expected to be reported during Q1 2010.
  Four geotechnical holes have now been drilled to investigate rock quality and strength in areas that are planned to eventually host open-pit high walls. The geotechnical program is being conducted by Golder Associates in Reno, Nevada and initial findings are planned to be available by year-end.
  Ongoing drilling continues to highlight the strong continuity and high-grade nature of gold mineralization at Long Canyon. Drill results from this season’s work program are expected to be included in an updated NI 43-101 resource estimate to be completed during Q1 2010. For a summary of drill results to date in 2009, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults0925.pdf

SANDMAN

  Updated resource estimate scheduled to be completed in 2010

Bottle roll leach tests and gravity testing were recently undertaken using samples from the 2009 drill program. This augments a 1,100-ton bulk sample taken from the Southeast Pediment deposit in 2001 and treated in Newmont's Juniper Mill. In 2010, Fronteer plans to update Sandman’s resource estimate with drill results since April 2007. Fronteer believes Newmont’s closely spaced, large diameter core drilling will strengthen the resource of Sandman’s Southeast Pediment and Silica Ridge gold deposits. Newmont has also recently acquired the private surface rights overlying portions of the Southeast Pediment and the Silica Ridge Deposits, potentially reducing permitting and development obstacles. Under the terms of the Sandman option and joint-venture agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of US$14 million on exploration and development, making a commitment to fund and construct a mine, and completing a feasibility study.

NORTHUMBERLAND

  Phase 1 metallurgical findings to be reported by year-end
  Permitting underway for underground access and development

Dawson Metallurgical Laboratories in Salt Lake City, Utah, is nearing completion of alkaline pressure oxidation testing and metallurgical characterization of three master composites assembled from PQ core at Northumberland, one of Nevada’s largest undeveloped Carlin-type deposits. The Phase 1 testing data and summary report are planned to be completed in September 2009. The metallurgical program is designed and managed by Mr. Simmons. Fronteer is currently evaluating preliminary open-pit mine design and underground mine design completed by Nilsson Mine Services and SRK Consultants, respectively. Fronteer has initiated permitting to build a decline to provide access for both an exploration drill program to better define the grade and continuity of mineralization; and metallurgical sampling. Construction of the decline is anticipated to be completed in 2010 with underground drilling commencing in 2011. Findings from mine design, metallurgical and decline activities are expected to provide the necessary data for a Preliminary Economic Assessment, planned for completion in 2011.

MICHELIN

  Preliminary Economic Assessment to be completed by year-end

Aurora is a wholly owned subsidiary of Fronteer. Several engineering and economic studies that Aurora commissioned over the last 18 months are now in the final stages of completion. AMEC and Aurora are finalizing capital and operating cost estimates to complete a Preliminary Economic Assessment and an economic impact and benefits analysis by year-end. Fronteer recently reported that pilot plant leaching tests indicate that Michelin Project mineralization is predicted to yield an average uranium recovery of 87.5% .

OTHER PROJECTS
Teck Resources Limited’s Turkish subsidiary (TCAM) and Fronteer have a 60%/40% joint-venture in two gold projects and one porphyry copper-gold project in western Turkey. TCAM and Fronteer are currently participating in a process soliciting offers for the Agi Dagi and Kirazli gold assets. Fronteer’s pro-rata share of potential proceeds from any sale would fund project development in Nevada. TCAM and Fronteer remain committed to Halilaga, a world-class copper-gold porphyry discovery with significant upside potential. Halilaga has received its operating license and is now awaiting forestry permitting for new drill roads to resume drilling. Fronteer initially expected to disclose an initial resource estimate in early 2010. This timing may be delayed if permits are not received in time to complete the year’s planned drilling program.

CONFERENCE CALL
A conference call with Fronteer President and CEO Dr. Mark O’Dea and Chief Operating Officer Troy Fierro will be held on Monday, August 24, at 10:30 – 11:15 a.m (Eastern) to provide details on the company’s ongoing exploration/development program. Access to the conference call may be obtained by calling the operator at 1-866-322-2356 (Toll Free North America), or 1-416-640-3405 (International). It is recommended you phone 10 minutes prior to the scheduled start time. The confirmation code for the call is 4560988. An audio playback version of the call will be available for 7 days after the call at 1-888-203-1112 (Toll Free North America) or 1-647-436-0148 (International). The replay passcode is 4560988. The conference call will be question and answer format.

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person (as defined pursuant to NI 43-101) who has supervised the collection and verification of all data for this release and has reviewed and approved this release's content. Moira Smith, Ph.D., Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, and Long Canyon Project Manager, is designated as a Qualified Person (as defined pursuant to NI 43-101) for the Long Canyon drill results provided in this release, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER
We have put in place the necessary building blocks to transform ourselves from an exploration and development company to an owner of gold production. Our solid financial position and strengthened operational team give us the ability to advance the projects in our pipeline from exploration through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes a 40% interest in an emerging copper-gold mineral district operated in northwestern Turkey and more than 620,000 acres of precious-metals mineral rights in Nevada, including a core position on every major gold trend. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of completion of assessments, estimates and studies and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information Form available on SEDAR at www.sedar.com and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.